July 11, 2024

VIA EDGAR

Soo Im-Tang

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	360 Funds (the “Trust”) File Nos. 333-123290; 811-21726

Dear Ms. Im-Tang,

On May 3, 2024, the Trust filed the above-referenced registration statement on Form N-1A (the “Registration Statement”) for the Copper Place Global Dividend Growth ETF (the “Fund”). On June 7, 2024, you provided comments regarding the Registration Statement. This correspondence filing responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response to each comment below.

PROSPECTUS

Fees and Expenses, page 1

1.	Comment: Please confirm that there are no acquired fund fees/expenses for the first year.

Response: The Fund confirms that there are no acquired fund fees/expenses for the first year .

2.	Comment: Please confirm that there are no fee reimbursement or recoupment arrangements.

Response: Under the Investment Advisory Agreement, the Adviser has agreed to pay all expenses incurred by the Trust except for the advisory fee, interest, taxes, brokerage commissions, and other expenses incurred in placing or settlement of orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, and extraordinary expenses. There are no other reimbursement or recoupment arrangements.

Principal Investment Strategies, page 1

3.	Comment: Please add that the Fund is actively managed and, if it is true and applicable, include language regarding the potential for frequent portfolio turnover.

Response: The Fund has clarified that the Fund is actively managed and may therefore experience frequent portfolio turnover. The Fund has discussed the potential implications of this turnover, including increased transaction costs and potential tax implications, which investors should consider when evaluating the Fund .

4.	Comment: In the last paragraph, the sentence that begins with “The Fund invests in securities of issuers worldwide….” Please (i) specify if there are issuers in certain sectors, industries, or services the Fund may invest in, if so, provide additional details; (ii) define emerging markets; (iii) with regard to the Fund’s statement that “it typically holds investments in three countries outside the U.S.”, supplementally explain if these countries are focused in certain geographic regions of the world.

Response: The Fund has confirmed that it does not focus on any sectors or industries and included the definition of “emerging markets.” It does not focus on certain geographic regions.

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ETF Structure Risk, page 4

5.	Comment: Please confirm whether the securities underlying the Fund are traded outside of the collateral settlement system, and if so, please disclose that there are a limited number of financial institutions that may act as Authorized Persons (“APs”) that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that these APs exit the business, or are unable to process creation and/or redemption orders and no other AP is able to be formed to do so, there may be a significantly diminished trading market for a Fund’s shares, which could in turn lead to differences between the market price of a Fund’s shares and the underlying value of those shares.

Response: We confirm that certain securities underlying the Fund are traded outside of the collateral settlement system. Accordingly, the Fund has revised the disclosure to include the information regarding the role of APs and the potential impact on the trading market for the Fund’s shares .

Performance, page 4

6.	Comment: The Staff notes there was a change of advisers for a predecessor fund. Advise the Staff of the legal basis for the merger into the new registrant and of the approval of the new adviser.

Response: To the best of our knowledge, a change of control at the predecessor fund’s investment adviser resulted in establishing an interim advisory agreement between the predecessor fund and the successor to its investment adviser. Around the time of the change of control, the predecessor adviser recommended the reorganization of the predecessor Fund into the Fund.

The approval of the reorganization of the predecessor fund into the Fund was conducted in accordance with the provisions of the Investment Company Act of 1940 (the “1940 Act”). The Board of Trustees of the predecessor fund and the Fund approved the reorganization, as disclosed in Form N-14 filed on June 21, 2024 (SEC Accession No. 0001999371-24-007687). The reorganization will be structured as a tax-free reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended. This structure ensures that the shareholders of the predecessor fund did not recognize any gain or loss for federal income tax purposes as a result of the reorganization.

The selection and approval of the new adviser for the Fund followed the process outlined in Section 15(c) of the 1940 Act, which requires that any investment advisory contract be approved by a majority of the Fund’s Board of Trustees, including a majority of the Trustees who are not interested persons of the Fund or the advisor, as well as by a majority of the outstanding voting securities of the Fund.

The Fund has engaged the predecessor fund’s investment adviser, Copper Place Global Capital, LLC, to manage the Fund, which will be managed by Cliff Remily and Trip Brannen, the portfolio managers who have managed the predecessor fund since its inception.

7.	Comment: Did the Fund file a Form N-14 filed?

Response: Form N-14 was filed on June 21, 2024. The Delaying Amendment was filed on June 24, 2024.

8.	Comment: Consider noting a change of the adviser in the “Performance” section and adding a date of the change.

Response: The Fund has updated the “Performance” section of the filing to note the change of advisor and included the change date.

Average Annual Total Returns, page 5

9.	Comment: Please consider clarifying the inception date in the footnote.

Response: The Fund has included the inception date in the footnote .

10.	Comment: Complete all missing information in subsequent Post-Effective Amendment (“PEA”).

Response: The Fund has included the missing information in the subsequent PEA.

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6224 Turpin Hills Drive | Cincinnati, OH 45244-3557 | fintechlegal.io | (513) 991-8472

Portfolio Managers, page 5

11.	Comment: Provide the date of inception.

Response: The Fund has added the date of inception.

Active Management, page 6

12.	Comment: The Staff notes that fixed income investments are described in the sentence that begins with “when making decisions…”, but they are not mentioned in the summary of the strategies or the risk sections above. Please revise to make the disclosure consistent.

Response: The Fund has updated the “Active Management Risk” for consistency.

Cash Management, page 6

13.	Comment: Consider deleting this narrative or explain the basis for this statement. The Staff may have additional comments .

Response: The Fund has deleted this narrative.

Dividend-Oriented Stock Risk, page 8

14.	Comment: Consider this risk being included in the principal investment strategy section since the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in dividend-paying equity securities .

Response: The Fund has added the risk disclosure to Item 4.

Back Page of the Prospectus

15.	Comment: Per item 1(b), please include the company’s 1940 act number.

Response: The Fund has revised the Prospectus to include this information.

STATEMENT OF ADDITIONAL INFORMATION

Acceptance of Purchase Orders, page 29

16.	Comment: In the paragraph beginning with “The Fund reserves…”, please delete the word “absolute” and subsections (d) and (f).

Response: The Fund has updated the paragraph accordingly.

If you have any questions or comments, please contact the undersigned at (513) 991-8472 or bo@fintechlegal.io. Thank you in advance for your consideration.

Sincerely,

/s/ Bo James Howell

Bo James Howell

FinTech Law, LLC

FinTech Law

6224 Turpin Hills Drive | Cincinnati, OH 45244-3557 | fintechlegal.io | (513) 991-8472